RECEIVED
2006 DEC 13 P 1:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MAYER BROWN ROWE & MAW

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

December 11, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549


06019159

Re: Schwarz Pharma AG (File No. 82-44...)

SUPPL

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated December 11, 2006.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

17418922

SCHWARZ
PHARMA

File No.: 82-4406

	Antje Witte	CORPORATE COMMUNICATIONS
Tel.:	+49 2173 48 1866	Alfred-Nobel-Straße 10
Fax:	+49 2173 48 1856	40789 Monheim, Germany
E-mail:	antje.witte@schwarzpharma.com	Internet: www.schwarzpharma.com
Date:	December 11, 2006	

SCHWARZ PHARMA announces agreement with OTSUKA for jointly marketing Pletal® in Germany

December 11, 2006 - SCHWARZ PHARMA today announced that SCHWARZ PHARMA Deutschland GmbH has signed an agreement with Otsuka Pharmaceutical Europe Ltd., UK on the joint marketing of Pletal® in Germany.

Pletal® (cilostazol, developed by Otsuka) is an oral treatment drug for stage II peripheral arterial occlusive disease (intermittent claudication) that has already been proved to be of benefit in the USA, Japan and the UK. This drug is now also available to German patients.

"We are happy to have the opportunity to market Pletal® in cooperation with Otsuka Pharma in Germany," says Konstantin von Alvensleben, General Manager of SCHWARZ PHARMA Deutschland GmbH. "For the drug complements our in the field of vascular medicine established product Prostavasin® and hence offers patients and doctors an expanded range of options for treating this disease."

Intermittent claudication, stage II peripheral arterial occlusive disease, is characterized by cramp-like pains in the legs which occur due to circulatory problems after walking a certain distance and disappear again after a period of rest. If the disease is not treated, there is a risk the symptoms will get worse, with the possibility that the distance walked without pain may be shortened further, pain may also occur when at rest, leading all the way to the risk of amputation.



Several hundred thousand patients (in Germany almost 20% of those over 65 years of age are affected) could benefit from this drug, where the corresponding development program showed a clinically relevant and statistically significant improvement of symptoms. In addition, the use of Pletal® in treating these patients is also supported by international guidelines.

With both drugs, Pletal® and Prostavasin®, SCHWARZ PHARMA offers options for the treatment for all phases of peripheral arterial occlusive disease (PAOD).

SCHWARZ PHARMA (headquartered in Monheim, Germany) is a stock listed company with approximately 4,400 employees worldwide. The company develops novel medicines in the therapeutic areas of the central nervous system. Furthermore it markets innovative drugs focused to treat cardiovascular and gastro-intestinal diseases. In 2005 the SCHWARZ PHARMA group achieved global sales of nearly € 1 billion. The company has a strong international presence with subsidiaries in Europe, USA and Asia.

Contact: Antje Witte, Tel: +49 2173 48 1866; Bettina Ellinghorst, Tel.: +49-2173 48 2329
SCHWARZ PHARMA Deutschland GmbH, Karl-Heinz Lüninghöner, Tel.: +49 2173 48 3107



Founded in 1964, OTSUKA PHARMACEUTICAL Co., Ltd. is a global healthcare company with the mission statement: "Otsuka — people creating new products for better health worldwide." Otsuka researches, develops, manufactures and markets innovative, original products, focusing its core businesses on pharmaceutical products for the treatment of disease and consumer products for the maintenance of everyday health. Otsuka is committed to being a corporation that creates global value, adhering to the high ethical standards required of a company involved in health and life, maintaining a dynamic corporate culture, and working in harmony with local communities and the environment.
The Otsuka Pharmaceutical Group comprises 87 companies and employs approximately 27,000 people in 17 countries and regions worldwide. Otsuka and its consolidated subsidiaries earned €5.3 billion in annual revenues in fiscal 2005.

Contact: Rina Sanchome, Tel: +49 69 170086-18; Alison Ross, Tel: +44 1895 207 100